UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VULCAN MATERIALS COMPANY

(Name of Subject Company (Issuer))

MARTIN MARIETTA MATERIALS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

929160109

(CUSIP Number of Class of Securities)

Roselyn R. Bar

Senior Vice President, General Counsel & Corporate Secretary

2710 Wycliff Road

Raleigh, NC 27607

(919) 781-4550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Peter Allan Atkins

Eric L. Cochran

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,536,121,283	$519,839.50

(1)	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 136,486,273 shares of Vulcan Materials Company common stock (the sum of (a) 129,232,664 shares of Vulcan Materials Company common stock outstanding, as of September 30, 2011 (as reported in Vulcan Materials Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011), and (b) 7,254,609 shares of Vulcan Materials Company common stock issuable upon the exercise of outstanding stock options and other awards under equity compensation plans, as of December 31, 2010 (as reported in Vulcan Materials Company’s Annual Report on Form 10-K for the year ended December 31, 2010), less 1,000 shares of Vulcan Materials Company common stock owned by Martin Marietta Materials, Inc. and its affiliates), and (ii) the average of the high and low sales prices of Vulcan Materials Company common stock as reported on the New York Stock Exchange on December 8, 2011 ($33.24).

(2)	The amount of filing fee as calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $519,839.50	Filing Party: Martin Marietta Materials, Inc.
Form or Registration No.: Form S-4	Date Filed: December 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Martin Marietta Materials, Inc. (“Martin Marietta”), a North Carolina corporation. This Schedule TO relates to the third party tender offer by Martin Marietta to exchange each of the issued and outstanding shares of common stock, par value $1.00 per share (the “Vulcan common stock”), of Vulcan Materials Company (“Vulcan”), a New Jersey corporation, for 0.50 shares of the common stock, par value $0.01 per share, of Martin Marietta (the “Martin Marietta common stock”), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated December 12, 2011 (the “Offer to Exchange”), which is set forth as Exhibit (a)(4) hereto and (2) the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(A) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).

On December 12, 2011, Martin Marietta filed a registration statement on Form S-4, of which the Offer to Exchange forms a part.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO and as more precisely set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange under the caption “Summary of the Offer” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. As described in the Offer to Exchange, the subject company and the issuer of the securities subject to the Offer is Vulcan Materials Company, a New Jersey corporation. The information set forth in the Offer to Exchange under the caption “The Companies—Vulcan” is incorporated herein by reference.

(b) Securities. Based upon information contained in Vulcan’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (“SEC”) by Vulcan on November 4, 2011, there were 129,232,664 shares of Vulcan common stock outstanding as of September 30, 2011.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under the caption “Comparative Market Price And Dividend Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a) Name and Address. Martin Marietta is the filing person. The information set forth in the Offer to Exchange under the caption “The Companies—Martin Marietta” and in Schedule I to the Offer to Exchange entitled “Directors and Executive Officers of Martin Marietta” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the Offer to Exchange under the captions “The Companies—Martin Marietta” and “The Exchange Offer—Certain Relationships with Vulcan and Interests of Martin Marietta and Martin Marietta’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Certain Relationships with Vulcan and Interests of Martin Marietta and Martin Marietta’s Executive Officers and Directors in the Offer” and in Schedule I to the Offer to Exchange entitled “Directors and Executive Officers of Martin Marietta” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii) and (x)-(xii) Material Terms. The information set forth in the Offer to Exchange under the captions “Summary of the Offer,” “The Exchange Offer,” “Comparison of Shareholders’ Rights” and “Description of Martin Marietta Capital Stock” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(2) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Certain Relationships with Vulcan and Interests of Martin Marietta and Martin Marietta’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to Exchange under the captions “Background and Reasons for the Offer” and “The Exchange Offer—Certain Relationships with Vulcan and Interests of Martin Marietta and Martin Marietta’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under the captions “Background and Reasons for the Offer,” “The Exchange Offer—Ownership of Martin Marietta after the Offer” and “The Exchange Offer—Purpose and Structure of the Offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the captions “Background and Reasons for the Offer,” “The Exchange Offer—Ownership of Martin Marietta after the Offer,” “The Exchange Offer—Purpose and Structure of the Offer,” “The Exchange Offer—Plans for Vulcan,” “The Exchange Offer—Short-Form Merger,” “The Exchange Offer—Financing the Offer; Source and Amount of Funds” and “The Exchange Offer—Effect of the Offer on the Market for Shares of Vulcan Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Financing of the Offer; Source and Amount of Funds” and “The Exchange Offer—Conditions of the Offer” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Certain Relationships with Vulcan and Interests of Martin Marietta and Martin Marietta’s Executive Officers and Directors in the Offer” and in Schedule II to the Offer to Exchange entitled “Securities Transactions in the Past 60 Days” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Selected Historical Consolidated Financial Data for Martin Marietta,” “Selected Historical Consolidated Financial Data for Vulcan,” “Selected Unaudited Pro Forma Condensed Combined Consolidated Financial Data,” “Comparative Historical and Unaudited Pro Forma Per Share Financial Data,” “Non-GAAP Financial Measures,” “Ratio of Earnings to Fixed Charges,” and “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Offer to Exchange, neither Martin Marietta nor, to the best of Martin Marietta’s knowledge, any of Martin Marietta’s directors, executive officers or other affiliates is a party to any present or proposed material agreement, arrangement, understanding or relationship with Vulcan or any of Vulcan’s executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

(a)(2), (3) The information set forth in the Offer to Exchange under the captions “The Exchange Offer—Statutory Requirements; Approval of the Second-Step Merger,” “The Exchange Offer—Short-Form Merger,” “The Exchange Offer—Conditions of the Offer” and “The Exchange Offer—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Effect of the Offer on the Market for Shares of Vulcan Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Litigation” is incorporated herein by reference.

(b) To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Exchange and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Form of Letter of Transmittal*

(a)(1)(B)	Form of Notice of Guaranteed Delivery*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Offer to Exchange*

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Incorporated by Reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MARTIN MARIETTA MATERIALS, INC.

By:	/s/ C. Howard Nye
Name:	C. Howard Nye
Title:	President and Chief Executive Officer

Date: December 12, 2011

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*

(a)(1)(B)	Form of Notice of Guaranteed Delivery*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Offer to Exchange*

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

*	Incorporated by Reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011